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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	14:23 02-Nov-05
Number	5375T


05012840


PROCESSING
SECTION
2005
203

RNS Number:5375T
Tesco PLC
02 November 2005

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on Wednesday 2nd November 2005 4,874 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 4,874 Ordinary Shares of 5P each in the company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

SUPPL

This information is provided by RNS
The company news service from the London Stock Exchange

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NOV 29 2005

